--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FOR THE QUARTER ENDED DECEMBER 31, 2000

                        Commission File Number 333-37376

                            REDIFF.COM INDIA LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                           Mumbai, Maharashtra, India
                 (Jurisdiction of incorporation or organization)

                          Mahalaxmi Engineering Estate,
                        1st Floor, L. J. First Cross Road
                       Mahim (West), Mumbai 400 016, India
                                 +91-22-444-9144
                    (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F [X]               Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

    Yes [ ]                     No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

        Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

        Unless the context otherwise requires, references herein to "us," "we," the "company" or to "Rediff" are to Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. All trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

        In this Quarterly Report, all references to "Indian rupees," "rupees" and "Rs." are to the legal currency of India and all references to "U.S. dollars," "dollars" and "US$" are to the legal currency of the United States. For the convenience of the reader, this Quarterly Report contains translations of Indian rupee amounts into U.S. dollars. This should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars contained in this Quarterly Report have been based on the noon buying rate in the City of New York on December 31, 2000 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.46.75 per US$1.00.

        In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

        Included in this Quarterly Report are various forward-looking statements which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "believe" or other similar words. We have made forward-looking statements with respect to the following, among others:

        -   our goals and strategies;

        -   the importance and expected growth of Internet technology;

        -   the pace of change in the Internet market;

        -   the demand for Internet services; and

        -   advertising demand and revenues.


        These statements are forward looking and reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in the economic and political environments in India and Asia, changes in technology and changes in the Internet marketplace. In light of the many risks and uncertainties surrounding Rediff.com, India, Asia and the Internet marketplace, readers should keep in mind that we cannot guarantee that the forward-looking statements described in this Quarterly Report will transpire.

                              PART I -- FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS

                                  REDIFF.COM INDIA LIMITED
                                      BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND MARCH 31, 2000

                                                                    DECEMBER 31,
                                                                        2000               MARCH 31, 2000
                                                                   ---------------         ---------------
                                                                     (UNAUDITED)              (AUDITED)
ASSETS

CURRENT ASSETS
  Cash and cash equivalents ...............................        US$  57,280,013         US$  11,575,827
  Trade accounts receivable, (net of allowances of
    US$164,505 and US$50,389 at December 31, 2000 and
    March 31, 2000, respectively) .........................              1,020,888                 827,216

  Prepaid expenses and other current assets ...............              2,761,088               1,670,908
  Prepaid income taxes ....................................                154,250                  60,635
                                                                   ---------------         ---------------
      Total current assets ................................             61,216,239              14,134,586
Property, plant and equipment -- net ......................              2,879,786               1,789,674
Intangible assets .........................................                 84,603                      --
Investments available for sale ............................              2,457,270                 137,612
                                                                   ---------------         ---------------
      TOTAL ASSETS ........................................        US$  66,637,898         US$  16,061,872
                                                                   ===============         ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts Payable ........................................        US$   4,335,726         US$   3,021,777
  Other accrued liabilities ...............................                 45,027                   7,053
  Unearned revenues .......................................                 66,828                 311,223
                                                                   ---------------         ---------------
      Total current liabilities ...........................              4,447,581               3,340,053
  Commitments and contingencies ...........................                     --                      --
SHAREHOLDERS' EQUITY
  Equity shares: par value -- Rs.5
  Authorized:  20,000,000 shares at December 31, 2000
    and March 31, 2000; Issued and outstanding:
    12,795,200 shares and 10,150,200 shares at December 31,
    2000 and March 31, 2000, respectively .................              1,534,308               1,236,913
  Additional paid in capital ..............................             76,480,172              19,945,342
  Accumulated deficit .....................................            (12,366,708)             (8,563,555)
  Cumulative translation adjustment .......................             (3,457,455)                103,119
                                                                   ---------------         ---------------
TOTAL SHAREHOLDERS' EQUITY ................................             62,190,317              12,721,819
                                                                   ---------------         ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ................        US$  66,637,898         US$  16,061,872
                                                                   ===============         ===============

                 See accompanying notes to financial statements.

                                   REDIFF.COM INDIA LIMITED

                                   STATEMENTS OF OPERATIONS

   FOR EACH OF THE QUARTERS AND NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999
                     AND FOR THE YEAR ENDED MARCH 31, 2000.

                                     QUARTERS ENDED DECEMBER 31,         NINE MONTHS ENDED DECEMBER 31,         YEAR ENDED
                                  ---------------------------------     --------------------------------         MARCH 31,
                                       2000               1999              2000                1999               2000
                                  --------------     --------------     --------------     --------------     --------------
                                    (UNAUDITED)        (UNAUDITED)       (UNAUDITED)         (UNAUDITED)         (AUDITED)
OPERATING REVENUES
Advertising and services .....    US$  1,582,636     US$    346,707     US$  3,646,445     US$    919,820     US$  1,464,648
  E-commerce .................           164,508            136,833            442,833            271,839            441,452
                                  --------------     --------------     --------------     --------------     --------------
Total revenues ...............         1,747,144            483,540          4,089,278          1,191,659          1,906,100
Cost of goods sold ...........                --            107,519            133,091            222,519            392,000
                                  --------------     --------------     --------------     --------------     --------------
Net Revenues .................         1,747,144            376,021          3,956,187            969,140          1,514,100
                                  --------------     --------------     --------------     --------------     --------------
COST OF REVENUES
  Advertising and services ...           593,307            148,993          1,364,872            329,042            548,905
  E-commerce .................            17,445                 --             52,013             32,218             11,654
    Total cost of revenues ...           610,752            148,993          1,416,885            361,260            560,559
                                  --------------     --------------     --------------     --------------     --------------
      Gross profit ...........         1,136,392            227,028          2,539,302            607,880            953,541
                                  --------------     --------------     --------------     --------------     --------------
OPERATING EXPENSES
  Sales and marketing ........         1,821,319          2,182,762          6,502,581          2,868,553          5,275,918
  Product development ........           786,288            214,183          1,775,225            485,739            866,170
  General and administrative..         1,172,871            421,371          3,038,692          1,005,522          1,726,532
                                  --------------     --------------     --------------     --------------     --------------
  Total operating expenses ...         3,780,478          2,818,316         11,316,498          4,359,814          7,868,620
                                  --------------     --------------     --------------     --------------     --------------
Loss from operations .........        (2,644,086)        (2,591,288)        (8,777,196)        (3,751,934)        (6,915,079)
Other income .................         1,829,582              3,729          4,988,637              4,375            252,838
                                  --------------     --------------     --------------     --------------     --------------
Loss before income taxes .....          (814,504)        (2,587,559)        (3,788,559)        (3,747,559)        (6,662,241)
Provision for income taxes ...            (6,250)            (1,847)           (14,594)            (1,847)            (3,456)
                                  --------------     --------------     --------------     --------------     --------------
NET LOSS .....................    US$   (820,754)    US$ (2,589,406)    US$ (3,803,153)    US$ (3,749,406)    US$ (6,665,697)
                                  ==============     ==============     ==============     ==============     ==============
Weighted average number
  of equity shares - basic ...        12,795,200          8,641,917         12,075,927          8,312,319          8,765,495
                                  ==============     ==============     ==============     ==============     ==============


Weighted average number
  of equity shares - diluted..        12,807,682          8,768,515         12,280,091          8,411,120          8,777,318
                                  ==============     ==============     ==============     ==============     ==============
Loss per share - basic
    and diluted ..............    US$      (0.06)    US$     (0.029)    US$      (0.31)    US$      (0.45)    US$      (0.76)
                                  ==============     ==============     ==============     ==============     ==============


                 See accompanying notes to financial statements

                                   REDIFF.COM INDIA LIMITED

                              STATEMENTS OF SHAREHOLDERS' EQUITY
                                         (UNAUDITED)
                 FOR EACH OF THE NINE MONTHS ENDED DECEMBER 31, 1999 AND 2000

                                      EQUITY SHARES
                              ------------------------------
                                                                   ADDITIONAL         OTHER
                                NUMBER OF                            PAID-IN       COMPREHENSIVE     ACCUMULATED
                                  SHARES           AMOUNT            CAPITAL          INCOME           DEFICIT           TOTAL
                              -------------     -------------     -------------    -------------    -------------    -------------
BALANCE, AS OF
   APRIL 1, 1999 ..........       7,245,400     US$   901,705     US$ 1,183,501    US$    99,640    US$(1,897,858)   US$   286,988
Issue of new equity
   shares net of expenses .       2,904,800           335,208        18,761,841                                         19,097,049
Net Loss for the period ...                                                                            (3,749,406)      (3,749,406)
Other comprehensive
   income - translation
   adjustment .............                                                               33,768                            33,768
                              -------------     -------------     -------------    -------------    -------------    -------------
BALANCE AS OF
   DECEMBER 31, 1999 ......      10,150,200     US$ 1,236,913     US$19,945,342    US$   133,408    US$(5,647,264)   US$15,668,399
Net Loss for the period ...                                                                            (2,916,291)      (2,916,291)
Other comprehensive
   income - translation
   adjustment .............                                                              (30,289)                          (30,289)
                              -------------     -------------     -------------    -------------    -------------    -------------
BALANCE, AS OF
   MARCH 31, 2000 .........      10,150,200     US$ 1,236,913     US$19,945,342    US$   103,119    US$(8,563,555)   US$12,721,819
Issue of new ADSs, (where
   2 ADSs are equal to 1
   equity share), net of
   expenses ...............       2,645,000           297,395        56,534,830                                         56,832,225
Net Loss for the period ...                                                                            (3,803,153)      (3,803,153)
Other comprehensive
   Income - translation
   adjustment .............                                                           (3,560,574)                       (3,560,574)
                              -------------     -------------     -------------    -------------    -------------    -------------
BALANCE, AS OF
   DECEMBER 31, 2000 ......      12,795,200     US$ 1,534,308     US$76,480,172    US$(3,457,455)   $ (12,366,708)   US$62,190,317
                              =============     =============     =============    =============    =============    =============


                 See accompanying notes to financial statements.

                            REDIFF.COM INDIA LIMITED

                            STATEMENTS OF CASH FLOWS
              FOR EACH OF THE NINE MONTHS ENDED DECEMBER 31, 2000
                    AND 1999 AND YEAR ENDED MARCH 31, 2000.

                                                            NINE MONTHS ENDED DECEMBER 31,       YEAR ENDED
                                                          --------------------------------        MARCH 31,
                                                             2000                1999                2000
                                                        --------------      --------------      --------------
                                                          (UNAUDITED)         (UNAUDITED)          (AUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss .............................................  US$ (3,803,153)     US$ (3,749,406)     US$ (6,665,697)
Adjustments to reconcile net loss to net cash
 used in operating activities:
Depreciation and amortization ........................         664,293             111,377             229,344
Loss on sale of property, plant and equipment ........           2,212               2,339               4,246
Changes in assets and liabilities:
Trade accounts receivable ............................        (193,672)           (355,086)           (489,530)
Prepaid expenses and other current assets ............        (971,047)           (571,694)         (1,495,029)
Accounts payable .....................................       1,323,552           2,337,387           2,706,569
Other accrued liabilities ............................          37,974               6,886                (698)
Unearned revenues ....................................        (244,395)              7,910             297,840
Prepaid income taxes (net) ...........................         (93,615)            (16,512)            (28,400)
                                                        --------------      --------------      --------------
Net cash used in operating activities ................      (3,277,851)         (2,226,799)         (5,441,355)
                                                        --------------      --------------      --------------
CASH FLOWS FROM INVESTING ACTIVITIES
Payments to acquire property, plant and equipment ....      (1,866,986)           (729,287)         (1,754,322)
Purchase of business .................................        (106,179)                 --                  --
Purchases of available for sale investments ..........      (2,390,156)                 --            (137,612)
Sale of available for sale of investments ............          70,498                  --                  --
Proceeds from sale of property, plant and equipment ..           3,209               9,241              10,482
                                                        --------------      --------------      --------------
Net cash used in investing activities ................      (4,289,614)           (720,046)         (1,881,452)
                                                        --------------      --------------      --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans from related parties .............              --             163,660             163,660
Repayment of loans to related parties ................              --            (612,917)           (612,917)
Net proceeds from issue of equity shares .............              --          19,097,049          19,097,049
Net proceeds from issue of ADSs ......................      56,832,225                  --                  --
                                                        --------------      --------------      --------------
Net cash provided by financing activities ............      56,832,225          18,647,792          18,647,792
                                                        --------------      --------------      --------------
Effect of exchange rate changes on cash ..............      (3,560,574)             33,768               3,479
Net increase in cash and cash equivalents ............      45,704,186          15,734,715          11,328,464
Cash and cash equivalents at the beginning of the
  year/period ........................................      11,575,827             247,363             247,363
                                                        --------------      --------------      --------------
Cash and cash equivalents at the end of the
  year/period ........................................  US$ 57,280,013      US$ 15,982,078      US$ 11,575,827
                                                        ==============      ==============      ==============
Supplemental disclosure of cash flow information:
U.S. Federal Income taxes paid .......................  US$      3,900      US$         50      US$         50

Supplemental disclosure of non-cash activity :
Barter transaction included as revenue and
  expenses (See Note 2(c)) ...........................              --      US$      9,813      US$      9,813

Conversion of optionally convertible preference
  shares into equity shares (See note 3) .............. US$     65,118                                      --



                 See accompanying notes to financial statements.

                            REDIFF.COM INDIA LIMITED

                          NOTES TO FINANCIAL STATEMENTS

1.      ORGANIZATION AND BUSINESS

        Rediff.com India Limited (the "Company") was incorporated in India on January 9, 1996 under the Indian Companies Act, 1956. It was converted to a public limited Company on May 29, 1998. On June 14, 2000, the Company listed its ADSs on NASDAQ through an initial public offering.

        The Company is one of the leading Internet destinations, or portals, focusing on India and the Indian global community. Its website consists of interest specific channels relevant to Indian interests including cricket and movies, extensive community features including e-mail and chat, and e-commerce offerings. The Company also offers broadband and wireless content to users who have access to these services.

2.      SIGNIFICANT ACCOUNTING POLICIES

        (a) BASIS OF PREPARATION OF FINANCIAL STATEMENTS

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). All amounts have been stated in U.S. dollars. US GAAP differs in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general-purpose financial statements.

        (b) USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        (c) REVENUE RECOGNITION

               ADVERTISING AND SERVICES

        Revenue from banners and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company's website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company's portal. To the extent that minimum guaranteed impressions are


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

not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved.

        The Company also earns revenues on sponsorship contracts for fees relating to the design, coordination and integration of the customers' content. Revenue related to the design, coordination and integration of the customer's content is recognized ratably over the term of the contract.

        Website development services principally comprise services relating to designing a client's Internet strategy, marketing approach and assistance with graphics, layout, artwork and content of the client's website. Revenue from such services is recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and as they relate to completed work, are earned.

               E-COMMERCE

        Revenue from e-commerce activities primarily consists of sales of books, music, movie tickets, apparels, confectioneries, gifts and other items to retail customers who shop at the Company's online store. In July 2000, the EITF reached a consensus on EITF Issue 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent". This consensus provides guidance on the circumstances under which a company should report revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or
(b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or a fee. As the Company was already in compliance with the provisions of EITF 99-19, the application of the provisions of this consensus did not result in a change in the ecompany's accounting policies described below:

        As of July 1, 2000 the Company has been progressively operating under a new business model, which the Company refers to as the "marketplace" model. Under this model customers directly place orders with vendors through the Company's website. When an order is placed, the Company informs the vendor through an intranet and also confirms whether payment is already collected by the Company through credit card or checks, or whether the payment is to be made by the customer on C.O.D basis. The vendor then dispatches the products to the customers. The vendor sends a monthly summary of the transactions executed during the month for which the Company has collected payments on its behalf. The Company makes payment to the vendor after deduction of its share of margin and costs. In the "marketplace" model, the Company recognizes at revenues the net margin earned on these transactions.

        Until June 30, 2000, the Company sourced products from a network of vendors with whom it had established contractual relationships relating to terms of supply and pricing. When a customer placed an order with the Company, the Company placed a corresponding order with the appropriate vendor. Once the goods were dispatched by the vendor, the Company recorded a receivable (from the customer in the case of C.O.D. orders, or from the Company's bank or credit card processing agent, in the case of credit card orders), and a payable to the vendor. Upon dispatch of the goods, the Company normally took on inventory and credit risk, as well as an obligation to pay the vendor. The Company therefore was liable for losses related to undelivered, damaged or returned goods. The Company controlled the selling price to the customer. The Company was the "principal" in such transactions, and therefore recognized as revenue the gross value of such sales. Revenues were recorded net of sales discounts and returns.

        Revenues from e-commerce activities also include fees charged to vendors for creating, designing and hosting the vendors' product information on the Company's website. Such fees are amortized over the hosting contract period.

            NON-MONETARY EXCHANGES

        The Company enters into barter arrangements with other parties for advertising on the Company's website in exchange for the Company's advertising on the other party's media. Such transactions are recorded at the fair value of the services received from the other party, or at the fair value of the service provided by the Company if it is not feasible to determine the fair value of the services received. Revenue from non-monetary transactions for the year ended March 31, 2000 was US$9,813; there was no revenue from non-monetary transactions during the quarter and nine months ended December 31, 2000. Revenues from non-monetary transactions during the quarter and nine months ended December 31, 1999 amounted to US$9,813; there were no revenues from non-monetary transactions in prior years. Advertising revenue is a main source of revenue for the Company, and the surrendered transactions would be no different from the routine transactions that the Company enters in the normal course of its business.

        (d) COSTS AND EXPENSES

        Costs and expenses have been classified according to their primary functions within the enterprise in the following categories:

            COST OF GOODS SOLD

        These costs primarily include costs of products purchased from vendors for sale to e-commerce customers, under the business model previously adopted by the Company.

            COST OF REVENUES

        These costs primarily include employee compensation of editorial staff that are directly related to the production of services, fees paid to third-party content providers and outward freight on e-commerce sales.

            SALES AND MARKETING

        These costs primarily include employee compensation to sales personnel, advertising, business promotion expenses and market research costs.

            PRODUCT DEVELOPMENT

        These costs primarily include employee compensation, internet communication costs, and, until June 30, 2000, purchased software costs and developments to enhance the features and functionality of the Company's website. Effective July 1, 2000, the Company adopted EITF 00-02,

"Accounting for website development costs." Appropriate software and development costs are now capitalized and amortized over their estimated useful lives.

            GENERAL AND ADMINISTRATIVE

        These costs primarily include employee compensation of administrative, operations and supervisory staff whose time is mainly devoted to strategic and managerial functions, depreciation, rent, repairs, electricity and other general expenses.

        (e) CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on hand and cash on deposit with banks.

        (f) PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are stated at cost. The Company computes depreciation for all property, plant and equipment using the straight line method over the estimated useful lives of assets. The estimated useful lives of assets are as follows:


Furniture and fixtures .................     10 years
Computer equipment .....................      3 years
Office equipment .......................     10 years
Vehicles ...............................      8 years
Leasehold improvements .................      6 years
Website development costs ..............      3 years


        (g) WEBSITE DEVELOPMENT COSTS

        With effect from July 1, 2000, the Company has prospectively adopted EITF 00-02, "Accounting for website development costs." Costs incurred in the operations stage that provide additional functions or features to the Company's website are capitalized and amortized over their estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs, as incurred.

        (h) INTANGIBLE ASSETS.

        Purchased intangibles such as domain names, content and non-compete fees are deferred and amortized over their estimated useful lives of three years.

        (i) FOREIGN CURRENCY TRANSLATION

        The accompanying financial statements are reported in U.S. dollars. The functional currency of the Company is the Indian rupee ("Rs." or "rupee"). The translation of rupees into U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate for the respective periods. The gains or losses resulting from currency translations are reported as other comprehensive income,

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

which is a separate component of shareholders' equity. Such translation should not be construed as representation that the rupee amounts have been or could be translated into U.S. dollars at any particular rate, or at all.

        Transactions in foreign currency are recorded at the original rates of exchange in force at the time the transactions are effected. Monetary items denominated in a foreign currency are restated using the exchange rates prevailing at the date of the balance sheet. Exchange differences arising on settlement of transactions and restatement of assets and liabilities at the balance sheet date are recognized in operations.

        The Company enters into foreign exchange forward contracts to limit the effect of exchange rate fluctuations on its foreign currency bank balances. The counter parties to the Company's foreign currency forward contracts generally are banks. Gains and losses on these contracts are recognized in the statement of operations in accordance with Statement of Financial Accounting Standards
(SFAS) No. 52, Foreign Currency Translation.

        (j) LOSS PER SHARE

        The Company reports basic and diluted loss per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. Basic loss per share has been computed by dividing the net loss for the period by the weighted average number of equity shares outstanding during the period including equity share equivalents for advances received for equity shares. Diluted loss per share is computed using the weighted average number of equity shares including equity share equivalents for advances received for equity shares and dilutive potential equity shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

        (k) INCOME TAXES

        Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the carrying amounts of assets and liabilities and their respective tax bases and operating loss carry-forwards, measured using the enacted tax rates expected to apply in the years in which such temporary differences are expected to be recovered or settled. The effect of changes in tax rates is recognized in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

        (l) FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts for cash, cash equivalents, accounts receivable and accounts payable approximate their fair values due to the short maturity of these instruments.

        (m) INVESTMENTS

        The Company classifies investments into held to maturity, trading or available for sale based on management's intent at the time of purchase. At December 31, 2000, all investments are classified as available for sale. Available for sale equity securities with readily determinable market values and all debt securities are carried at fair value. Available for sale equity securities for which there are no readily determinable market values are carried at cost, less an allowance for impairments that are other than temporary. Unrealized gains or losses on available for sale securities are treated as other comprehensive income, a separate component of shareholders' equity.

        (n) IMPAIRMENT OF LONG LIVED ASSETS

        Whenever events or changes in circumstances indicate that the carrying amount of a tangible or intangible asset may not be recoverable, the Company subjects such long lived assets to a test of recoverability, based on the undiscounted cash flows expected from use or disposition of such assets. If the asset is impaired, the Company recognizes an impairment loss.

        (o) STOCK BASED COMPENSATION

        The Company uses the intrinsic value method specified under APB Opinion No. 25 to account for the compensation cost of stock options and awards granted to officers, employees and retainers in full time service of the Company and the fair market value method specified in SFAS No. 123 to account for the compensation cost of stock options and awards granted to associates of the Company. Pro forma disclosures, as applicable, required under SFAS No. 123 have been provided in Note 15.

        (p) CLASSIFICATION / GROUPING

        Certain prior periods/years' balances have been reclassified to conform to the current period's presentation.

3.  INVESTMENTS AVAILABLE FOR SALE

        Investments available for sale comprised of:

                                                                         GROSS UNREALIZED
                                                                    --------------------------
              AS AT DECEMBER 31, 2000                 COST             GAINS          LOSSES            FAIR VALUE
              -----------------------             -------------     -----------     -----------        -------------
Equity Shares with no readily determinable
   market values ............................     US$ 2,457,270              --              --        US $2,457,270
                                                  =============     ===========     ===========        =============

                                                                         GROSS UNREALIZED
                                                                    --------------------------
               AS AT MARCH 31, 2000                   Cost             Gains          Losses             FairValue
               --------------------               -------------     -----------     -----------        -------------
Optionally convertible preference shares..        US   $137,612             --              --         US$   137,612
                                                  =============     ===========     ===========        =============

        The Company's investments outstanding on December 31, 2000 have been made in internet companies incorporated in India that have recently commenced commercial operations.

4.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets are comprised of:

                                                            AS OF                 AS OF
                                                       DECEMBER 31, 2000      MARCH 31, 2000
                                                         -------------        -------------
Rent deposits ...................................        US$ 1,063,543        US$   368,054
Loans to employees ..............................              170,397               30,564
Prepaid expenses ................................              601,333              272,521
Vendor advances for capital purchases ...........              319,878              200,746
Other deposits and advances(net of allowance of
  US$32,086 at  December  31, 2000 and US$22,936 at
  March 31, 2000) ...............................              325,404               84,874
Deferred offering expenses ......................                   --              482,724
Accrued interest ................................              280,533              231,425
                                                         -------------        -------------
                                                         US$ 2,761,088        US$ 1,670,908
                                                         =============        =============

5.  PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment is comprised of:

                                                       AS OF                AS OF
                                                  DECEMBER 31, 2000     MARCH 31, 2000
                                                  -----------------     ------------
Furniture and fixtures .....................        US$  334,253        US$  199,146
Computer equipment .........................           2,954,532           1,529,048
Office equipment ...........................             156,438             144,028
Vehicles ...................................             189,450             130,149
Leasehold improvements .....................             131,201             140,214
Website development costs ..................             104,401                  --
Capital work in progress ...................               3,930                  --
                                                    ------------        ------------
Property, plant and equipment, cost ........           3,874,205           2,142,585
Accumulated depreciation and amortization ..             994,419             352,911
                                                    ------------        ------------
Property, plant and equipment, net .........        US$2,879,786        US$1,789,674
                                                    ============        ============

6.  RELATED PARTY TRANSACTIONS

        The Company's principal related parties are its founder shareholders and companies that the founder shareholders control. The Company enters into transactions with such related parties in the normal course of business.

        Included in the determination of net loss are the following significant transactions with related parties:

                                                                                 NINE MONTHS ENDED                  YEAR ENDED
                                      QUARTERS ENDED DECEMBER 31,                    DECEMBER 31,                    MARCH 31,
                                    --------------------------------      ----------------------------------      --------------
                                       2000                1999               2000                1999                 2000
                                    -----------       --------------      -------------       --------------      --------------
Operating lease rent expense ..     US$    1,000      US$      5,134      US$      9,424      US$     14,018      US$     18,361
Advertising expense ...........     US$  853,365      US$  1,923,384      US$  4,367,119      US$  2,179,602      US$  4,215,502
Advertising revenues ..........     US$     --        US$      3,925      US$       --        US$      3,925      US$      5,876

        Balances with related parties include:

                                                                            AS OF
                                                           --------------------------------------
                                                           DECEMBER 31, 2000       MARCH 31, 2000
                                                           -----------------       --------------
Payable for operating expenses.......................        US$  1,313,345        US$  1,457,619
Receivable for advertising income....................        US$         --        US$      1,949


7.  SHAREHOLDERS' EQUITY

        The Company has executed the following transactions in its equity shares during the nine months ended December 31, 2000:

        On May 3, 2000, the Company effected a 2 for 5 reverse share split, pursuant to which the authorized capital of 50,000,000 equity shares with par value of Rs.2 per share has been redesignated to 20,000,000 equity shares with a par value of Rs.5 per share and the Company's issued capital as on that date of 25,375,500 equity shares with a par value of Rs.2 per share has been redesignated to 10,150,200 equity shares with a par value of Rs.5 per share. All share amounts noted in these financial statements reflect this reverse share split.

        On June 14, 2000, the Company made an initial public offering of 4,600,000 American Depositary Shares ("ADSs") representing 2,300,000 equity shares of the Company at a price of US$12 per ADS for an aggregate sale price of US$55,200,000. On June 20, 2000, the underwriters exercised their overallotment option and the Company issued an additional 690,000 ADSs equivalent to 345,000 equity shares at a price of US$12 per ADS for an aggregate sale price of US$8,280,000.

8. FORWARD EXCHANGE CONTRACTS.

        There were no open forward exchange contracts as of December 31, 2000 and March 31, 2000. Foreign exchange gain (net) on forward exchange contracts during the quarter ended December 31, 2000 amounted to US$33,166. Foreign exchange loss (net) on forward exchange contracts during nine months ended December 31, 2000, amounted US$41,075; there were no forward exchange contracts during the quarter and nine months ended December 31, 1999, and during the year ended March 31, 2000.

        Management believes that the risks or economic consequences of non-performance by the counter party are not material to its financial position or results of operations.

9.  RETIREMENT BENEFITS

        GRATUITY

        The Company provides for gratuity, an unfunded defined benefit retirement plan covering all its employees, based on annual third-party actuarial valuations. This plan provides for a lump-sum payment to be made to vested employees at retirement or termination of employment in an amount equivalent to 15 days salary, payable for each completed year of service. These gratuity benefits vest upon an employee's completion of five years of service.

        Net periodic pension cost and the unfunded benefit liability are as follows:

                                                                               NINE MONTHS ENDED            YEAR ENDED
                                        QUARTERS ENDED DECEMBER 31,              DECEMBER 31,                MARCH 31,
                                           2000            1999             2000              1999             2000
                                       -------------    -------------   ------------     ------------      ------------
Projected benefit obligations
   - beginning of the period...        US$   24,361     US$   10,044    US$   15,484     US$    4,251      US$    4,251
                                       -------------    -------------   ------------     ------------      ------------
Service cost...................               3,428            2,333          10,618            7,025             9,284
Interest cost..................                 804              546           2,491            1,648             2,100
Effect of exchange rate
   changes.....................                  --               --              --             (126)             (151)
                                       ------------     ------------    ------------     -------------     ------------
Net periodic pension cost......               4,232            2,879          13,109            8,547            11,233
                                       -------------    -------------   -------------    -------------     ------------
Projected benefit obligations
   - end of the period.........        US$   28,593     US$   12,923    US$   28,593     US$   12,798      US$   15,484
                                       =============    =============   =============    =============     ============

        The assumptions used in accounting for gratuity in the quarters and nine months ended December 31, 2000 and 1999 and the year ended March 31, 2000 were as follows:

                                                          QUARTERS AND NINE MONTHS
                                                             ENDED DECEMBER 31,         YEAR ENDED
                                                        --------------------------      MARCH 31,
                                                            2000           1999            2000
                                                        -----------    -----------    ------------
Rupee discount rate.................................         12%            12%            12%
Rate of increase in rupee compensation..............         15%            15%            15%


        PROVIDENT FUND

        Employees and the Company each contribute at the rate of 12% of an employee's salary to a provident fund maintained by the Government of India for the benefit of employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions to operations as incurred. Amounts contributed by the Company to the provident fund, in the aggregate, were US$17,038, US$6,237, US$50,543, US$23,155 and US$32,232 for the quarters and nine months ended December 31, 2000 and 1999 and the year ended March 31, 2000 respectively.

10.  OTHER INCOME

        Other income comprises the following:

                                    QUARTERS ENDED DECEMBER  31,        NINE MONTHS ENDED DECEMBER 31,     YEAR ENDED
                                  ---------------------------------    --------------------------------     MARCH 31,
                                        2000              1999              2000             1999             2000
                                  --------------      -------------    --------------    --------------   --------------
Interest income...........        US$  1,060,100      US$     3,729    US$  2,229,844    US$      4,375   US$    248,415
Net foreign exchange gain.               769,466                 --         2,758,765                --            1,384
Miscellaneous.............                    16                 --                28                --            3,039
                                  --------------      -------------    --------------    --------------   --------------
                                  US$  1,829,582      US$     3,729    US$  4,988,637    US$      4,375   US$    252,838
                                  ==============      =============    ==============    ==============   ==============

11.  OPERATING LEASES

        The Company leases office space, computer equipment, high-speed telephone lines and residential apartments for employees under various operating leases. Operating lease expense is as follows:

                                   QUARTERS ENDED DECEMBER  31,     NINE MONTHS ENDED DECEMBER  31,       YEAR ENDED
                                  ------------------------------   --------------------------------       MARCH 31,
                                       2000             1999             2000              1999              2000
                                  ------------      ------------    ------------      ------------       ------------
Office space...............       US$   39,738      US$   45,140    US$  121,500      US$  104,237       US$  146,302
Computers..................                  -             2,275             589             6,849              8,631
Telecom leased lines.......            104,545           101,516         254,525           139,857            254,548
Residential apartments for
   employees...............             31,645            17,137          85,755            42,639             62,102
                                  ------------      ------------    ------------      ------------       ------------
Total operating lease
   expense.................       US$  175,928      US$  166,068    US$  462,369      US$  293,582       US$  471,583
                                  ============      ============    ============      ============       ============


        Future minimum lease rentals payable are as follows:


                        YEARS ENDED DECEMBER  31,
                        -------------------------
2001......................................................      US$   431,067
2002......................................................            200,948
2003......................................................            191,019
2004......................................................            182,965
2005 and thereafter.......................................            106,729
                                                                -------------
   Total payments.........................................      US$ 1,112,728
                                                                =============

12. INCOME TAXES

        The income tax provision is comprised of:

                                   QUARTERS ENDED DECEMBER  31,    NINE MONTHS ENDED DECEMBER  31,        YEAR ENDED
                                  ------------------------------   --------------------------------        MARCH 31,
                                       2000             1999             2000              1999               2000
                                  ------------      ------------    ------------      ------------       ------------
Current Taxes - all
   foreign................        US$    6,250      US$    1,847    US$   14,594      US$    1,847       US$    3,456
Deferred Taxes, net of
   allowance..............                  --                --              --                --                 --
                                  ------------      ------------    ------------      ------------       ------------
                                  US$    6,250      US$    1,847    US$   14,594      US$    1,847       US$    3,456
                                  =============     =============   =============     =============      ============


        The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:


                                                 AS OF                 AS OF
                                           DECEMBER 31, 2000       MARCH 31, 2000
                                           -----------------      ---------------
Depreciation .......................        US$  (286,646)        US$  (149,447)
Bad debt allowance .................              108,602                49,506
Net operating loss carryforwards ...            4,528,581             3,235,581
Retirement benefits - Gratuity .....               10,501                 5,962
Other ..............................                   22                    23
                                            -------------         -------------
                                                4,361,060             3,141,625
Less:  valuation allowance .........           (4,361,060)           (3,141,625)
                                            -------------         -------------
Net deferred tax asset .............        US$        --         US$        --
                                            =============         =============

       The Company has not generated any taxable income to date, and therefore has not had to pay any Indian income tax its since inception. The Company has provided for a full valuation allowance against the deferred tax asset since it is likely that the asset will not be recovered.

       The Company's net operating loss carry forwards aggregating US$11,749,713 will expire between April 1, 2004 and March 31, 2008.

13.  SEGMENTS

       The Company operates in two segments -- Advertising and Services and E-commerce. Advertising and Services consists of all services relating to the Internet portal "Rediff.com." The E-commerce segment primarily consists of purchase and sale of products and services up to June 30, 2000. With effect from July 1, 2000, activities under this segment primarily relate to the services provided by the Company to vendors hosting product information on the Company's website, wherein the Company earns a net margin on such transactions (see Note 2(c)). The revenues and related expenses and the Company's recognition policy are set out in Notes 2(c) and 2(d).

        Summarized segment information for the nine months and quarters ended December 31, 2000 and 1999 and the year ended March 31, 2000 are as follows:

                                             NINE MONTHS ENDED DECEMBER 31,                       QUARTERS ENDED DECEMBER 31,
                                             ------------------------------                       ---------------------------
                                          2000                              1999                              2000
                             ------------------------------    ------------------------------    ------------------------------
                              ADVERTISING                      ADVERTISING                       ADVERTISING
                              AND SERVICES     E-COMMERCE      AND SERVICES      E-COMMERCE      AND SERVICES      E-COMMERCE
                             -------------    -------------    -------------    -------------    -------------    -------------
Revenues
   Advertising               US$ 3,294,164                     US$   466,793                     US$ 1,478,406
   Services                        352,281                           453,027                           104,230
                             -------------    -------------    -------------    -------------    -------------    -------------
                                 3,646,445    US$   442,833          919,820    US$   271,839        1,582,636    US$   164,508
Cost of goods sold                      --          133,091               --          222,519               --               --
                             -------------    -------------    -------------    -------------    -------------    -------------
Net revenues                     3,646,445          309,742          919,820           49,320        1,582,636          164,508

Cost of revenues                 1,364,872           52,013          329,042           32,218          593,307           17,445
                             -------------    -------------    -------------    -------------    -------------    -------------
Gross profit/(loss)              2,281,573          257,729          590,778           17,102          989,329          147,063
Operating expenses :
Sales and marketing              3,873,303        2,629,278        1,618,104        1,250,449        1,175,690          645,629
Product development              1,453,754          321,471          415,023           70,716          705,721           80,567
General and administrative       2,401,477          637,215          775,908          229,614          983,819          189,052
                             -------------    -------------    -------------    -------------    -------------    -------------
                                 7,728,534        3,587,964        2,809,035        1,550,779        2,865,230          915,248
Operating loss               US$(5,446,961)   US$(3,330,235)   US$(2,218,257)   US$(1,533,677)   US$(1,875,901)   US$  (768,185)
                             =============    =============    =============    =============    =============    =============
Segmental total assets       US$60,233,106    US$ 6,404,792    US$14,360,947    US$ 3,995,977    US$60,233,106    US$ 6,404,793
                             =============    =============    =============    =============    =============    =============


                                QUARTERS ENDED DECEMBER 31,         YEAR ENDED MARCH 31
                                ---------------------------         -------------------
                                           1999                             2000
                              ------------------------------    ------------------------------
                               ADVERTISING                      ADVERTISING
                               AND SERVICES     E-COMMERCE      AND SERVICES      E-COMMERCE
                              -------------    -------------    -------------    -------------
Revenues
   Advertising                US$   232,607                     US$   798,410
   Services                         114,101                           666,238
                              -------------    -------------    -------------    -------------
                                    346,708    US$   136,833        1,464,648    US$   441,452
Cost of goods sold                       --          107,519               --          392,000
                              -------------    -------------    -------------    -------------
Net revenues                        346,708           29,314        1,464,648           49,452

Cost of revenues                    148,994                -          548,905           11,654
                              -------------    -------------    -------------    -------------
Gross profit/(loss)                 197,714           29,314          915,743           37,798
Operating expenses :
Sales and marketing               1,153,923        1,028,839        4,037,798        1,238,120
Product development                 177,451           36,732          744,297          121,873
General and administrative          319,727          101,644        1,330,320          396,212
                              -------------    -------------    -------------    -------------
                                  1,651,101        1,167,215        6,112,415        1,756,205
Operating loss                US$(1,453,387)   US$(1,137,901)   US$(5,196,672)   US$(1,718,407)
                              =============    =============    =============    =============
Segmental total assets        US$14,360,947    US$ 3,995,977    US$12,509,982    US$ 3,551,890
                              =============    =============    =============    =============

        The geographical analysis of revenues is as follows:

                                QUARTERS ENDED                    NINE MONTHS ENDED             YEAR ENDED
                                 DECEMBER  31,                       DECEMBER  31,               MARCH 31,
                       ------------------------------      ------------------------------      ------------
                          2000              1999              2000              1999              2000
                       ------------      ------------      ------------      ------------      ------------
United States ...      US$  282,900      US$   78,677      US$  892,219      US$  163,500      US$  241,196
India ...........         1,460,988           363,555         3,105,399           967,263         1,563,310
Rest of the world             3,256            41,310            91,660            60,896           101,594
                       ------------      ------------      ------------      ------------      ------------
   Total revenues      US$1,747,144      US$ 483,542       US$4,089,278      US$1,191,659      US$1,906,100
                       ============      ============      ============      ============      ============

        Net property, plant and equipment by location is as follows:


                                         AS OF DECEMBER 31,     AS OF MARCH 31,
                                               2000                   2000
                                         ------------------     ---------------
United States.......................       US$     75,966        US$    147,357
India...............................            2,803,820             1,642,317
                                           --------------        --------------
  Total.............................       US$  2,879,786        US$  1,789,674
                                           ==============        ==============

14. CONCENTRATIONS OF CREDIT RISK

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company maintains the majority of its balances in India with a single bank, while the proceeds from the initial public offering have been maintained in U.S. Dollars with two reputed banks outside India.

        The Company's advertising and services revenues are primarily derived from large corporate clients in India. The Company's e-commerce revenues are primarily derived from retail customers. With effect from July 1, 2000, the Company's e-commerce revenues are primarily derived from vendors hosting product information on the Company's website. These do not expose the Company to any material concentrations of credit risk.

        SIGNIFICANT CLIENTS

        Two clients accounted for 26.4% and 13.8% of total revenues, respectively, for the quarter ended December 31, 2000. These clients also accounted for 16.9% and 14.4% of the total revenues, respectively, for the nine months ended December 31, 2000. The amounts receivable from such clients as of December 31, 2000 were US$277,625 and US$78,707, respectively.

        No single client accounted for more than 10% of the total revenue for the quarter and nine months ended December 31, 1999 and for the year ended March 31, 2000.

15.  STOCK BASED COMPENSATION

       On February 22, 1999, the Company approved the Employee Stock Option Plan 1999 ("1999 ESOP") and the Associate Stock Option Plan 1999 ("1999 ASOP") (collectively "Option Plans") which cover present and future employees, retainers in full time service of the Company and certain associates of the Company. The 1999 ESOP and 1999 ASOP have similar terms. Under the terms of 1999 ESOP, a committee of the board may award stock options to eligible employees in the form of warrants. Such options vest at the rate of 25% on each successive anniversary of the grant date, until fully vested. Under the terms of the 1999 ASOP, a committee of the board may award stock options to eligible associates in the form of warrants. Such warrants vest at the rates set forth in each warrant.

        Each allotted warrant carries with it the right to purchase 50 of the Company's equity shares at the Exercise Price during the exercise period, which expires five years from the date of grant.

        The Exercise Price is determined by the awarding committee, and is intended to be at least the fair value of the Company's equity shares on the date of the grant.

        Under the Option Plans, the Company has reserved 5,600 warrants for the 1999 ESOP and 3,960 warrants for the 1999 ASOP respectively, which would entitle the warrant holders to purchase 280,000 and 198,000 equity shares, respectively. The Option Plans also permit the board of directors to reserve additional warrants under either plan to be issued to eligible parties on such terms and conditions as may then be decided by the board at its absolute discretion.

        In April 1999, the Company granted warrants for the purchase of 152,000 equity shares under the Option Plans to eligible parties at an exercise price of Rs.75 per equity share. In June 1999, the Company granted warrants for the purchase of 7,000 equity shares under the Option Plans to eligible parties at an exercise price of Rs.113.50 per equity share. In December 1999, the Company granted warrants for purchase of 10,000 equity shares under the Option Plans to eligible parties at an exercise price of Rs.450.50 per equity share. In January 2000, on various dates, the Company granted warrants for the purchase of 15,000 equity shares at an exercise price of Rs.450.50 per equity share, 58,300 equity shares at an exercise price of Rs.520 per equity share, 43,600 equity shares at an exercise price of Rs.780 per equity share, and 6,000 equity shares at an exercise price of Rs.592.50 per equity share. In March 2000, the Company granted warrants for the purchase of 14,000 equity shares under the Option Plans to eligible parties at an exercise price of Rs.875 per equity share. In April 2000, on various dates, the Company granted warrants for the purchase of 1,200 equity shares at an exercise price of Rs. 875 per equity share and 2,400 equity shares at an exercise price of Rs.1,018 per equity share. In May 2000, on various dates, the Company granted warrants for the purchase of 600 equity shares at an exercise price of Rs.1,018 per equity share and 800 equity shares at an exercise price of Rs.1,087 per equity share. In June 2000, the Company granted warrants for the purchase of 400 equity shares at an exercise price of Rs.1,087 per equity share. In September 2000, the Company granted warrants for the purchase of 200 equity shares at an exercise price of Rs.891 per equity share. In October 2000, on various dates, the Company granted warrants for the purchase of 5,000 equity shares at an exercise price of Rs. 674 per equity share and 43,000 equity shares at an exercise price of Rs. 428 per equity share. In November 2000, the Company granted warrants for the purchase of 1,500 equity shares at an exercise price of Rs. 577 per equity share. In December 2000, the Company granted warrants for the purchase of 9,900 equity shares at an exercise price of Rs. 281 per equity share.

        The Company has elected to use the intrinsic value method of APB Opinion No. 25 to account for its stock-based compensation plans regarding options awarded to officers, employers and retainers in full time service of the Company, and the fair value method specified in SFAS No. 123 in respect of the options awarded to associates of the Company. Management believes that the exercise prices above approximate or exceed the fair market value of the Company's equity shares on the grant dates based on transactions in the Company's equity shares with unrelated parties and its IPO price as adjusted for illiquidity as the underlying equity shares are neither traded in India or available to be sold on NASDAQ.

        The Company has adopted the pro forma disclosure provisions of SFAS No.
123. Had compensation cost for the Company's stock -- based compensation plans been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net loss and basic loss per share as reported would have been reduced to the pro forma amounts indicated below:

                                                QUARTERS ENDED                   NINE MONTHS ENDED             YEAR ENDED
                                                 DECEMBER 31,                       DECEMBER 31,                MARCH 31,
                                        -----------------------------    -------------------------------    --------------
                                            2000             1999             2000             1999              2000
                                        ------------   --------------    --------------   --------------    --------------
Net Loss              As reported       US$(820,754)   US$(2,589,406)    US$(3,803,153)   US$(3,749,406)    US$(6,665,697)
                     Adjusted pro
                         forma          US$(855,780)   US$(2,593,694)    US$(3,902,383)   US$(3,765,107)    US$(6,705,284)
                                        ------------   --------------    --------------   --------------    --------------
Loss per share        As reported       US$   (0.06)   US$    (0.029)    US$     (0.31)   US$     (0.45)    US$     (0.76)
                     Adjusted pro
                         forma          US$   (0.07)   US$     (0.03)    US$     (0.32)   US$     (0.45)    US$     (0.76)

        The fair value of each warrant is estimated on the date of grant using the Black-Scholes model with the following assumptions:


                                                           NINE MONTHS ENDED
                                                           DECEMBER 31, 2000
                                                           -----------------
Dividend yield..........................................           0%
Expected life...........................................        4 years
Risk free interest rates................................         9.75%
Volatility..............................................           0

        EMPLOYEE BENEFIT PLANS

        Activity in the warrants of the 1999 ESOP for the nine months ended December 31, 2000 is as follows:

                                                                             NINE MONTHS ENDED DECEMBER 31, 2000
                                                                       -------------------------------------------------
                                                                       SHARES ARISING
                                                                       OUT OF OPTIONS    WEIGHTED AVERAGE EXERCISE PRICE
                                                                       --------------    -------------------------------
EMPLOYEE STOCK OPTION PLAN: 1999
Outstanding at the beginning of the period.......................            222,300      US$     6.73      Rs.     293
Granted..........................................................             65,000      US$    10.20      Rs.     477
Forfeit / Lapsed.................................................            (18,750)     US$     6.93      Rs.     324
                                                                          ----------      ------------      -----------
Outstanding at the end of the period.............................            268,550      US$     7.18      Rs.     336
                                                                          ----------      ------------      -----------

        Activity in the warrants of the 1999 ASOP for the nine months ended December 31, 2000 is as follows:

                                                                             NINE MONTHS ENDED DECEMBER 31, 2000
                                                                       --------------------------------------------------
                                                                       SHARES ARISING
                                                                       OUT OF OPTIONS     WEIGHTED AVERAGE EXERCISE PRICE
                                                                       --------------     -------------------------------
ASSOCIATE STOCK OPTION PLAN: 1999
Outstanding at the beginning of the period.......................           73,600        US$    11.73      Rs.     511
Forfeit / Lapsed.................................................           (7,500)       US$     1.60      Rs.      75
                                                                                          ------------      -----------
Outstanding at the end of the period.............................           66,100        US$    11.98      Rs.     560
                                                                       -----------        ------------      -----------

        The following table summarizes information about stock options available as at December 31, 2000:


                                                   OPTIONS OUTSTANDING
------------------------------------------------------------------------------------------------------------------------
                                             NUMBER OF          WEIGHTED AVERAGE
                                         SHARES ARISING OUT         REMAINING
    RANGE OF EXERCISE PRICE                  OF OPTIONS         CONTRACTUAL LIFE       WEIGHTED AVERAGE EXERCISE PRICE
------------------------------           ------------------     ----------------       -------------------------------
 US$1.60  - US$23.25                         334,650                  2.88 years         US$  8.13             Rs.  380


16. LOSS PER SHARE

        The following is a reconciliation of the equity shares used in the computation of basic and diluted loss per equity share:


                                                      QUARTERS ENDED               NINE MONTHS ENDED            YEAR ENDED
                                                       DECEMBER 31,                   DECEMBER 31,               MARCH 31,
                                                --------------------------      --------------------------      ----------
                                                   2000            1999            2000            1999            2000
                                                ----------      ----------      ----------      ----------      ----------
Loss per equity share - weighted
   average number of equity shares
   outstanding ...........................      12,795,200       8,641,917      12,075,927       8,312,319       8,765,495
Effect of dilutive equity equivalent
   shares - stock options outstanding ....          12,482         126,598         204,164          98,801          11,823
Diluted loss per equity share-
   weighted average number of equity
   shares and equity equivalent shares
   outstanding ...........................      12,807,682       8,768,515      12,280,091      18,411,120       8,777,318


17.  SUBSEQUENT EVENT

        On October 26, 2000, the Company entered into an Agreement and Plan of Reorganization with thinkIndia.com, Inc., or thinkIndia, a privately held, U.S. based portal focusing on Indians worldwide. Pursuant to the terms of the agreement, at the time of closing the Company will issue an aggregate of 625,000 ADSs to the stockholders of thinkIndia, and assume thinkIndia's outstanding options; and thinkIndia will become a wholly-owned subsidiary of the Company. The transaction will be accounted for under the purchase method, and will result in the creation of goodwill and/or intangible assets. The goodwill and the intangible assets will be amortized over the expected periods of their benefit. The terms of the agreement are currently being renegotiated.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report particularly in "Risk Factors."

OVERVIEW

        We are one of the leading Internet destinations, or portals, focusing on India and the global Indian community. Our website consists of 22 interest specific channels, geographic and local language editions, extensive community features, sophisticated search capabilities, and online shopping. We provide these services to our users for free. Our revenues are derived from online advertising and services as well as e-commerce.

        In February 1996, we initiated our online content offerings with rediff.co.in and rediffindia.com. We later combined the sites into rediff.com, our online portal, which includes channels that offer content on various subject matters like news, personal finance, movies and sports with the goal of offering a comprehensive suite of content channels specifically focused on India and the global Indian community.

        In April 1998, we sold 2.2 million equity shares (after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000) to Draper-India International for Rs. 38.5 million (US$965,000). In 1999, we sold an aggregate of 3.5 million additional equity shares (after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000) to Intel Corporation, Queenswood Investments Limited, GE Capital Services India, Citicorp Finance (India) Ltd. and Pacific Century Cyberworks India Pvt. Ltd. for an aggregate of Rs. 872.2 million (US$20.1 million). We used the funds from these private financings primarily to expand our content business and develop our consumer e-commerce business.

        On June 14, 2000, we issued 4.6 million American Depositary Shares, or ADSs, representing 2.3 million equity shares at a price of US$12 per ADS for an aggregate sale price of US$55.2 million. On June 20, 2000, the underwriters exercised their option to purchase an additional 690,000 ADSs equivalent to 345,000 equity shares for an aggregate sale price of US$8.28 million. After providing for the expenses of the issuances, the ADS offering resulted in net proceeds of US$56.8 million. We intend to use these proceeds to develop content for our Internet portal, to advertise and promote our brand and for general corporate purposes, including possible strategic investments, partnerships and acquisitions.

        We conduct our business in India and most of our revenues and expenses are denominated in Indian rupees. However, a portion of our revenues are generated from advertisers and from our e-commerce purchasers overseas, and a portion of our hardware and software purchasing expenses are denominated in U.S. dollars.

REVENUES

        For reporting purposes, we classify our revenues into two segments:

        -   advertising and services; and

        -   e-commerce.

        Our advertising revenues consist of fees from the sales of third-party banner advertisements and sponsorships hosted on our website. Revenue from banners and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the website. We also derive revenue from sponsor buttons placed in specific areas of our website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations of our company remain and collection of the resulting receivable is probable. Our obligations may include guarantees of a minimum number of impressions, or times that an advertisement appears in pages viewed by users of our portal. To the extent that minimum guaranteed impressions are not met, we defer recognition of the corresponding revenues until the guaranteed impression levels are met.

        We also earn revenues on sponsorship contracts for fees relating to design, coordination and integration of customer's content. Revenues related to the design, coordination and integration of the customer content are recognized ratably over the term of the contract.

        Website development services principally comprise services relating to designing a client's internet strategy, marketing approach and assistance with graphics, layout, artwork and content of the client's websites. Revenue from such services is recognized upon completion of milestones specified in the contract. At each such milestones, the services are either billed or billable, and as they relate to completed work, are earned.

        We began a second segment, e-commerce, in August 1998. Our e-commerce revenues consist primarily of revenues from the sale of products on our site. We recognize product revenues when the product is shipped from the manufacturer or distribution warehouse to the consumer. We are liable to the consumer for product fulfillment and we recognize as revenue the gross amount of the product sales. Our e-commerce revenues also include fees charged to vendors for creating, designing and hosting the vendor's product information on our website. We recognize such fees ratably over the contract period.

        In response to the growing product volumes of our e-commerce business and the corresponding increase in inventory risk to which we are exposed, we decided in June 2000 to progressively adopt a new business model, where customers place orders directly with vendors through our website. When an order is placed, we inform the vendor through an Intranet, and also confirm whether payment is already collected by us through credit card or checks, or whether the payment is to be made by the customer on a C.O.D. basis. The vendor then dispatches the products to the customer. The vendor sends a monthly summary of the transactions executed during the month for which we have collected payments on its behalf. We make payments to the vendor after deducting our share of the margin and costs. Consistent with this model, we have re-negotiated our contracts with our existing vendors and are entering into contracts with the new vendors which reflect the new "Marketplace" model. During the quarter ended December 31, 2000 all our revenues reflect the "margins" of the marketplace model.

EXPENSES

        Cost of goods sold primarily includes cost of products purchased from vendors for sale to e-commerce customers under our previous business model.

        Our cost of revenues is made up primarily of compensation of editorial staff that directly relates to the production of services and fees paid to third party content providers.

        The primary elements of our sales and marketing expenses are brand building and marketing costs for our site. Other elements of these sales and marketing expenses include compensation for sales and marketing personnel, travel costs, business promotion and market research costs.

        As we expand the scope of our operations, we expect sales and marketing expenses to continue to increase for the foreseeable future. We intend to increase our brand building through advertising and other related activity and hire additional sales and marketing personnel for each of our new markets. Our business strategy assumes these costs will negatively impact our financial results in the short term but will be offset by anticipated increases in revenues from overall subscriber growth.

        Product development expenses are made up of employee compensation, internet communication costs, and, until June 30, 2000, purchased software costs and development that enhances the features and functionality of the Company's website. Effective July 1, 2000, the Company adopted EITF 00-02. Appropriate software and development costs are now capitalized and amortized over their estimated useful lives (3 years). Our general and administrative expenses consist primarily of compensation for general management and supervisory operational staff, depreciation, occupancy costs, repairs and other general expenses.

        We depreciate our tangible assets on a straight-line basis over the useful life of the assets, ranging from 3 to 10 years. Effective July 1, 2000, the Company has prospectively adopted EITF 00-02, "Accounting for website development costs." Costs incurred in the operations stage that provide additional functions or features to the Company's website are capitalized and amortized over their estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs, as incurred.

ACQUISITION OF THINKINDIA

        On October 26, 2000, we entered into an Agreement and Plan of Reorganization with thinkIndia.com, Inc., or thinkIndia, a privately held, U.S.-based portal focusing on Indians worldwide. Pursuant to the terms of the agreement, at the time of closing we will issue an aggregate of 625,000 ADSs to the stockholders of thinkIndia, and assume thinkIndia's outstanding options; and thinkIndia will become our wholly-owned subsidiary. The transaction will be accounted for under the purchase method, and will result in the creation of goodwill and/or intangible assets. The goodwill and the intangible assets will be amortized over the expected periods of their benefit. The terms of the agreement are currently being renegotiated.

        We have a limited operating history upon which you can evaluate our business and prospects. We have not achieved profitability, and we expect to continue to incur net losses in fiscal year 2001 and subsequent periods. We expect to continue to incur significant operating expenses and, as a result, we need to generate significant revenues in order to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. We believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, nor would our operating results for any particular period be indicative of future operating results. As of December 31, 2000, we had an accumulated deficit of approximately US$12.37 million.

QUARTERLY RESULTS OF OPERATIONS

        The following table presents our operating results for the quarters ended on December 31, 1999 and December 31 2000. The operating results set forth below should be read together with our financial statements and the related notes appearing elsewhere in this report. These operating results do not necessarily indicate what our results of operations will be in any future period. Accordingly, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and are not a good indication of our future performance.

                                                        QUARTERS ENDED
                                             -------------------------------------
                                             DECEMBER 31, 1999   DECEMBER 31, 2000
                                             -----------------   -----------------
                                                        (IN THOUSANDS)
Statement of Operations Data:
  Revenues
  Advertising and services .............        US$    347         US$  1,583
  E-commerce ...........................               137                165
                                                ----------         ----------
  Total Revenues .......................               484              1,747
  Cost of Goods Sold ...................               108                Nil
                                                ----------         ----------
  Net Revenue ..........................               376              1,747
                                                ----------         ----------
  Cost of Revenue ......................               149                611
                                                ----------         ----------
  Gross profit .........................               227              1,136
                                                ----------         ----------
Operating expenses:
  Sales and marketing expenses .........             2,183              1,821
  Product development expenses .........               214                786
  General and administrative expenses ..               421              1,173
                                                ----------         ----------
   Total operating expenses ............             2,818              3,780
                                                ----------         ----------
Operating Loss .........................        US$ (2,591)        US$ (2,644)
                                                ==========         ==========
OTHER INCOME ...........................                 4              1,830
LOSS BEFORE INCOME TAXES ...............            (2,588)              (815)
TAX ....................................                 2                  6
LOSS AFTER TAX .........................            (2,589)              (821)

QUARTER ENDED DECEMBER 31, 2000 COMPARED TO QUARTER ENDED DECEMBER 31, 1999

        ADVERTISING AND SERVICES REVENUES. We recognized US$1,583,000 in advertising and services revenues for the quarter ended December 31, 2000 as compared to US$347, 000 for the quarter ended December 31 1999, representing an increase of US$1,236,000 or 356%. The revenue growth included an increase of US$1,246,000 in banner and sponsorship revenues and decrease of US$9,900 in revenues from web development services. The increase in banner and sponsorship revenues was attributable to the growing awareness of the Internet in India and its use as a medium for advertising and the introduction of sponsored partner channels on our site.

        E-commerce revenues. During the quarter ended December 31 2000, e-commerce revenue are derived from the "Marketplace" model. In this model gross revenue from e-commerce only reflects the margin.

        During the quarters ended December 31, 2000 and 1999 the revenues from e-commerce were US$165,000 and US$137,000.

        Cost Of Goods Sold. Commencing from the quarter ended September 30, 2000, we have started recording margin as our net revenues. Therefore there are no cost of goods sold during the quarter ended December 31, 2000. The corresponding figure during the quarter ended December 31, 1999 was US$108,000.

        Net Revenues. On comparable basis e-commerce (net) revenue for the quarter ended December 31, 2000 and 1999 was US$165,000 and US$29,000 respectively, representing an increase of US$136,000.

        Cost of revenues. Cost of revenues was US$611,000, or 35% of net revenues for the quarter ended December 31, 2000, compared to US$149,000, or 39% of net revenues for the quarter ended December 31, 1999, representing an increase of US$462,000 or 309%. The costs of third-party editorial contributions increased by US$144,000, compensation expenses increased by US$165,000 and Travelling expenses increased by US$81,000 as a result of increases in editorial fees, salary levels and in the number of employees.

        Sales and marketing expenses. Sales and marketing expenses were US$1.82 million for the quarter ended December 31, 2000, compared to US$2.18 million for the quarter ended December 31, 1999, representing a decrease of US$0.36 million, or 16%. A US$582,000 decrease in advertising and market research expenses accounted for most of the decrease. Compensation expenses increased by US$79,000 and professional expenses increased by US$177,000.

        Product development expenses. Product development expenses were US$786,000 for the quarter ended December 31, 2000 compared to US$214,000 for the quarter ended December 31, 1999, representing an increase of US$572,000, or 267%. The increase in product development expenses included a US$234,000 increase in software purchase and development costs associated with the growing number of products and services on our site and a US$210,000 increase in Internet communication charges due to an increase in the numbers of our web servers.

        General and administrative expenses. For the quarter ended December 31, 2000 and 1999 were US$1,173,000 and US$421,000 respectively. The increase in the quarter ended December 31, 2000 from the quarter ended December 31, 1999 was of US$751,000 or 178%. The increase in General and Administrative expenses included a US$73,000 increase in compensation costs resulting from an increase in operational staff, an increase of US$9,100 in occupancy costs an increase of US$91,000 in insurance and an increase of US$172,000 in professional charges.

        Depreciation and amortization. Depreciation and amortization was US$256,000 for the quarter ended December 31, 2000, compared to US$57,000 for the quarter ended December 31, 1999, representing an increase of US$200,000, or 353%. The increase in depreciation and amortization resulted from capital expenditures for leasehold improvements and for furniture, fixtures and equipment, including computer equipment and also on account of amortization of intangible assets amounting to US$9,000.

        Other income. Other income was US$1,830,000 for the quarter ended December 31, 2000, compared to US$4,000 for the quarter ended December 31, 1999, representing an increase of US$1,826,000. Substantially all of the increase resulted from an increase in interest income amounting to US$105,000 and net foreign exchange gain amounting to US$77,000.

        Net loss. Our net loss was US$821,000 for the quarter ended December 31, 2000, compared to a net loss of US$2,589,000 for the quarter ended December 31, 1999.

SEASONALITY

        Given the early stage of the development of the Internet in India, the rapidly evolving nature of our business and our limited operating history, we cannot accurately predict to what extent, if at all, our operations will prove to be seasonal. However, we do experience peaks in our business because of the festival seasons in the Indian winter months of November through February and because of extended vacations in the Indian summer months of April through June.

LIQUIDITY AND CAPITAL EXPENDITURES

        From our inception on January 9, 1996, through the date of our initial public offering of ADSs on June 14, 2000, we have financed our operations primarily from the private sales of equity and cash received from net revenue from advertisements and e-commerce. During the quarter ended June 30, 2000 we raised US$57 million in net aggregate proceeds from the initial public offering and sale of our ADSs.

        As of December 31, 2000 our accounts receivable balance was US$1,021,000 compared to US$554,000 as of September 30, 2000 and US$827,000 as of March 31, 2000, net of allowances of US$165,000, US$56,000, and US$50,000 at December 31, September 30, 2000, and March 31, 2000 respectively. The net accounts receivable balance as of December 31, represents 53 days of gross revenue uncollected, as compared to 104 days as of March 31, 2000, validating our cash collection efforts.

        In addition to increasing our collection efforts we also have changed our terms of credit for banner advertisements placed by our channel partners, who currently account for approximately 60% of our banner advertisement income. Prior to March 2000, we issued invoices for banner advertisements the month in which the banners were placed on our web site. Since March 2000, we have required our channel partners to pay us an advance, ranging from three to six months of the annual contract amount. As a result of this new policy, as of December 31, 2000, we have unearned revenues that have been collected in cash of US$67,000. We believe that this change in the terms of our contracts significantly reduces our credit exposure.

        In the three years ended March 31, 1998, 1999 and 2000 and quarters ended June 30, 2000, September 30, 2000 and December 31, 2000 we have written off or provided US$12,000, US$52,000, US$71,000, US$29,000, US$52,000 and
US$114,000 for delinquent trade accounts receivable. These writeoffs and allowances constitute 2.3%, 6.7%, 4.9%, 3.5%, 4.1% and 7.2% of Advertisement and Services Revenue respectively.

        Cash used in operating activities of US$1,807,000 during the quarter ended December 31, 2000 was primarily attributable to a net loss of US$821,000, a decrease in unearned revenues US$78,000, increase in prepaid expenses and other Current Assets US$556,000, an increase in trade receivables of US$467,000 and a decrease in a Accounts payable of US$164,000, partially offset by depreciation of plant and equipment of US$256,000 and an increase in other accrued liabilities of US$9,000.

        Cash used in investment activities during the quarter ended December 31, 2000 was US$606,000, principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network.

        We expect to incur operating losses and negative cash flows from operations for the foreseeable future.

        As of December 31, 2000 we had US$57 million in cash and cash equivalents, compared to US$66.0 million as of June 30, 2000.

        We may use a portion of the proceeds from our ADS offering for possible strategic investments, partnerships and acquisitions. If appropriate opportunities can be developed, we believe that our growth could be accelerated by selective investments or acquisitions in India, the United States or elsewhere. We will now become more aggressive in our efforts to identify one or more investment or acquisition opportunities. However, we cannot assure you that we will be able to identify or complete any such transaction on favorable terms, or at all.

        We currently believe that the net proceeds from our initial public offering, together with our current cash resources, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least 12 months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may need to raise additional funds through public or private financings, strategic relationships or other arrangements. Our ability to raise funds through the sale of equity is limited by foreign ownership restrictions imposed on us by Indian law. These restrictions provide that the maximum total foreign equity investment in our company is 60%. If additional funds are to be raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders and the holders of our ADSs will be reduced and those securities may have rights, preferences or privileges senior to those of our shareholders and the holders of our ADSs. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund and expand our operations, take advantage of unanticipated opportunities, or otherwise respond to competitive pressures will be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by such limitation.

INCOME TAX MATTERS

        As of December 31, 2000, we had a net operating loss carry forwards aggregating approximately US$12.37 million for financial reporting purposes. Under current Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight fiscal years. If we do not have sufficient taxable income or if the applicable eight year period expires, we will lose the potential tax benefit of the relevant loss carryforwards.

        The statutory corporate income tax rate in India is currently 35%. This tax rate is presently subject to an 13% surcharge resulting in an effective tax rate of 39.6%. Dividends declared, distributed or paid by an Indian company are subject to a dividend tax of 22.6%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the company.

MARKET RISKS

        Our primary market risk exposures are to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. We do not consider these risks to be material to our business today. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with an overseas bank. Our foreign currency sensitive instruments usually settle within a short time period.

        We enter into foreign exchange forward contracts to effect the foreign currency risk arising from the bank balances denominated in U.S. Dollars. The counter-parties to our foreign currency forward contracts are banks. Management believes that the risks or economic consequences of non-performance by the counter-parties are not material to our financial position or results of operations. Foreign exchange gain on forward exchange contracts during the quarter ended December 31, 2000, were US$33,000. There were no forward exchange contracts during the quarter ended December 31, 1999, and the year ended March 31, 2000. Open forward exchange contracts as of December 31, 2000, amounted to US$0. There were no open forward exchange contracts as of December 31, 1999 and March 31, 2000.

        The following table sets out information about our major foreign currency sensitive instruments as of December 31, 2000:

                                                                     AS OF
                                                                 DECEMBER 31,
                                                                     2000
                                                                 -------------
                                                                 (IN MILLIONS)
Accounts Payable in U.S. dollars..............................   US$    (0.2)
Account Receivable                                                       .28
Cash balances held in U.S. dollars............................            52
Net foreign exchange exposure.................................   US$      52
                                                                 ===========

        We have little or no exposure to fluctuations in interest rates, and hold no equity price-risk investments.

IMPACT OF THE YEAR 2000

        We have evaluated our technology infrastructure and believe that it is substantially Year 2000 compliant. In addition, we have obtained Year 2000 compliance certifications from all of our third party suppliers to date. As of the date of this Quarterly Report, neither we nor our third-party suppliers have experienced any material Year 2000 related service disruptions that would affect our business. However, we cannot assure you that modifications and upgrades made to our internal systems will be able to anticipate all of the problems resulting from the actual impact of the Year 2000 problem. There can also be no assurance that we may not face any problems in the future.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

        In June 1998, the Financial Accounting Standards Board, or FASB issued Statement of Financial Accounting Standards, or SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities Deferral of Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. We currently do not hold any derivative instruments or engage in hedging activities and have no plans to do so. Accordingly, we do not expect this standard to have an impact on our financial position or results of operations.

        In December 1999, the SEC issued Staff Accounting Bulletin 101, "Revenue recognition in Financial Statements" ("SAB101"), which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. Our management believes that its revenue recognition policy is in compliance with SAB101 and does not believe that adoption of the same will have a material impact on the Company's financial position or results of operations.

        In June 2000, the SEC issued SAB101B which delays the implementation date of SAB101 until no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999.

                                  RISK FACTORS

                RISKS RELATED TO INVESTMENTS IN INDIAN COMPANIES

        We are incorporated in India, and the majority of our assets, business operations and all of our employees are located in India. Consequently, social and economic developments in India, including taxation and foreign investment policies, currency exchange controls, as well as changes in exchange rates and interest rates will affect our financial performance and the market price of our ADSs.

POLITICAL INSTABILITY OR CHANGES IN THE GOVERNMENT OF INDIA COULD DELAY THE LIBERALIZATION OF THE INDIAN ECONOMY AND ADVERSELY AFFECT ECONOMIC CONDITIONS IN INDIA GENERALLY AND OUR BUSINESS IN PARTICULAR.

        Our business model relies, in part, on general economic and business conditions in India. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular if new restrictions on the private sector are introduced or if existing restrictions are not relaxed over time. During the past decade and in particular since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. The Government of India recently changed for the fifth time since 1996. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well.

REGIONAL CONFLICTS IN SOUTH ASIA COULD ADVERSELY AFFECT THE INDIAN ECONOMY AND CAUSE OUR BUSINESS TO SUFFER.

        South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range nuclear capable missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the disputed region of Kashmir. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

INDIAN LAW LIMITS OUR ABILITY TO RAISE CAPITAL AND THE ABILITY OF OTHERS TO ACQUIRE US, WHICH COULD PREVENT US FROM OPERATING OUR BUSINESS OR ENTERING INTO A TRANSACTION THAT IS IN THE BEST INTERESTS OF OUR SHAREHOLDERS.

        Indian law constrains our ability to raise capital through the issuance of equity or convertible debt securities. Any foreign investment in an Indian company requires approval from relevant government authorities in India including the Reserve Bank of India. The Government of India has classified existing businesses into various categories for automatic approval of foreign direct investment up to certain prescribed percentages. The foreign investment policy of the Government of India in information technology enabled services or e-commerce related companies is unclear. While the Government of India has not specifically restricted foreign investment in information technology enabled services or e-commerce related companies, we understand that it is currently considering imposing restrictions that would limit the aggregate percentage of foreign equity ownership in such companies to 49%. If the Government of India decides to apply this limit, it may restrict the foreign equity investment in our company to 49%. If the Government of India decides to implement a 49% limit on foreign equity ownership, our ability to seek and obtain additional equity investment by foreign investors will be constrained.

        We cannot assure you that equity or other forms of financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure and services, or otherwise respond to competitive pressures would be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation. If the Government of India decides to impose a 49% limit on foreign equity ownership, it may also restrict our ability to be acquired by a non-Indian company. This may prevent us from entering into a transaction that would otherwise be beneficial for our company and our shareholders.

CURRENTLY THERE IS NO PUBLIC TRADING MARKET FOR OUR EQUITY SHARES IN INDIA OR ELSEWHERE WHICH, TOGETHER WITH INDIAN LAWS THAT RESTRICT THE CONVERSION OF OUTSTANDING EQUITY SHARES INTO ADSs, REDUCE OUR INVESTORS' ABILITY TO SELL OUR ADSs.

        Currently there is no public trading market for our equity shares in India, nor can we assure you that we will take steps to develop one. Our equity shares are only be traded on the NASDAQ, in the form of ADSs as described in the Prospectus filed with the SEC. Under current Indian laws and regulations, our depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs and representing such equity shares without prior approval of the Government of India. Thus, if an investor elects to surrender ADSs and receive equity shares, such investor will not be able to trade those equity shares on any securities market and unless there is a change in current Indian laws and regulations, such investor will be prohibited from re-depositing those outstanding equity shares with our depositary.

        Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India, as well as for a renunciation of rights to a resident of India. Under currency exchange controls in effect in India, any such approval granted by the Reserve Bank of India will specify the price at which the equity shares may be transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, shareholders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained on any particular terms or at all. If in the future a market for our equity shares is established in India, our equity shares may trade at a discount or premium to the ADSs in part because of restrictions on foreign ownership of the underlying equity shares.

BECAUSE WE OPERATE OUR BUSINESS IN INDIA, CURRENCY EXCHANGE RATE FLUCTUATIONS MAY INCREASE OUR COSTS AND AFFECT THE MARKET PRICE OF OUR ADSs.

        The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the five-year period from January 3, 1995 through December 31, 2000, the value of the rupee against the U.S. dollar declined by approximately 32.9% from Rs. 31.37 to Rs. 46.75 per U.S. dollar. Devaluations or further depreciation of the value of the rupee will result in higher expenses to our company, in rupee terms, for the purchase of imported capital equipment, such as telecommunications and computer equipment, which we purchase in the United States. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

                  RISKS RELATED TO THE INTERNET MARKET IN INDIA

        Our success depends in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the online advertising and e-commerce markets in India is inhibited by a number of factors such as the ones discussed below. If India's limited Internet usage does not grow substantially, our business may not succeed.

CHANGES IN THE REGULATION OF OUR BUSINESS IN INDIA MAY RESTRICT THE GROWTH OF OUR BUSINESS.

        The Indian legal regime with respect to information technology software enabled services and e-commerce companies is uncertain. The Government of India may apply existing laws to our business or may introduce specific laws to regulate our business without our consent, and any such change could restrict the growth of our business by preventing us from expanding into new areas, decrease our revenues and increase our costs by limiting our ability to conduct our business, any of which would adversely affect our operating results.

        It is unclear whether we are required to register with any Indian regulatory authority for carrying on our business. The Government of India may in the future require us to register with any relevant regulatory authorities. Furthermore, the Government of India may impose sanctions against us for failure to register with such authorities. This may decrease our revenues, increase our costs or limit our ability to grow our business.

THE HIGH COST OF ACCESSING THE INTERNET IN INDIA LIMITS OUR POOL OF POTENTIAL CUSTOMERS AND THE GROWTH OF OUR BUSINESS.

        Our growth is limited by the high cost of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India's population will not be able to afford to use our services. The failure of a significant number of additional Indians to obtain affordable access to the Internet would make it very difficult to execute our business strategy.

THE LIMITED INSTALLED PERSONAL COMPUTER BASE IN INDIA LIMITS OUR POOL OF POTENTIAL CUSTOMERS AND RESTRICTS THE GROWTH OF OUR BUSINESS.

        The market penetration of, or access to, personal computers and the Internet in India are far lower than in the United States. According to the International Data Corporation, in 1999 India had approximately 1.0 million Internet users compared to a total population in India of 986.9 million, while the United States had approximately 80.8 million Internet users compared to a total population in the U.S. of 270.3 million. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, are currently unavailable in India. We cannot assure you that the market penetration of personal computers in India will increase rapidly or at all, or that alternate means of accessing the Internet will develop and become widely available in India. If these events do not occur we will not be able to expand our customer base, which will make it difficult for us to execute our business strategy.

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE ACCEPTANCE OF THE INTERNET IN INDIA, WHICH MAY BE SLOWED BY HIGH BANDWIDTH COSTS, AND OTHER TECHNICAL OBSTACLES IN INDIA.

        As with many developing nations, the telecommunications infrastructure in India historically has been controlled by government-controlled telecommunication service providers. The current service has been and remains inferior to service in most developed countries. Further, the number of telephone lines per one thousand persons, or teledensity, in India is low when compared to most developed countries. Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Prices for bandwidth capacity are set by the Government of India and have remained high due to, among other things, capacity constraints. Further, limitations in network architecture in India limit Internet connection speeds to 28 Kbps and below, which are less than the 33 to 56 Kbps connection speeds on conventional dial-up telephone lines, and significantly less than the up to 1.5 Mbps connection speed on direct satellite link, or DSL, lines and cable modems in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India, which consequently may limit our ability to expand our pool of customers, and reduce our desirability to online advertisers.

WE MAY NOT BE ABLE TO GROW OUR BUSINESS IF ONLINE ADVERTISING IN THE INDIAN MARKET DOES NOT EXPAND.

        Our business strategy depends on the anticipated growth of online advertising in the Indian market and the growth of our revenues depends on increased revenues generated by advertising. We anticipate that a significant portion of our future revenues will be derived from hosting advertising space on our website. Online advertising is an unproven business and our ability to generate and maintain significant advertising revenues will depend on:

        - advertisers' acceptance of the Internet as an effective and sustainable medium;

        - our ability to generate and continue to grow a large community of users with demographics attractive to advertisers;

        - our ability to contract with a diverse group of advertisers that will generate attractive traffic patterns and user demographics;

        - the effectiveness of our advertising delivery, tracking and reporting systems;

        - our ability to attract advertisers at profitable rates in light of intense competition; and

        -   our ability to adapt to new forms of Internet advertising.

        Different pricing models are used to sell online advertising and it is difficult to predict which, if any, of the models will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. A reduction in traffic on our website may cause advertisers not to renew their contractual arrangements with us, which, in turn, would reduce our advertising revenues. Additionally, any development of Internet software that blocks advertisements before they appear on a user's screen may hinder the growth of online advertising and could materially and adversely affect our ability to grow our online advertising and our business.

THE SUCCESS OF OUR E-COMMERCE BUSINESS DEPENDS ON THE ACCEPTANCE AND GROWTH OF E-COMMERCE IN INDIA, WHICH IS UNCERTAIN.

        Many of our existing and proposed products and services are designed to facilitate e-commerce in India, although there is very little e-commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into through the Internet and the validity of digital signatures, remain unresolved. In addition, many Indian businesses have deferred purchasing Internet access and deploying e-commerce initiatives for a number of reasons, including the existence or perception of, among other things:

        -   inconsistent quality of service;

        -   lack of legal infrastructure relating to e-commerce in India;

        -   lack of security of commercial data such as credit card numbers; and

        -   low number of users in India.

        If usage of the Internet and e-commerce in India does not substantially increase and the legal infrastructure and network infrastructure in India are not further developed, we are not likely to achieve significant growth of our e-commerce products and services.

           RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

OUR LIMITED OPERATING HISTORY AND DEPENDENCE ON THE INTERNET MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS.

        We commenced operations and launched our Internet portal in February 1996. Accordingly, we have limited historical financial information and operating history upon which you may evaluate us and our prospects. You should consider the challenges that an early stage company like ours faces. These challenges include our need to:

        - increase awareness of the Rediff.com brand and continue to build user loyalty;

        -   expand the content and services on our portal;

        -   attract a larger audience;

        -   attract a larger number of advertisers from a variety of industries;

        -   attract, maintain and motivate qualified personnel;

        -   maintain and develop strategic relationships with business partners;

        -   respond effectively to competitive pressures;

        -   continue to develop and upgrade our technology; and

        - promptly address the challenges faced by early stage, rapidly growing businesses which do not have an experience or performance base to draw on.

        We cannot be sure we will be successful in meeting these challenges and risks.

WE HAVE A HISTORY OF NET LOSSES. WE EXPECT TO CONTINUE TO INCUR NET LOSSES AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

        We have incurred significant net losses and negative cash flows from operations since our inception in January 1996, including a net loss of approximately US$6.7 million for the year ended March 31, 2000. As of December 31, 2000, we have an accumulated deficit of approximately US$12.37 million. We expect to have increasing net losses and negative operating cash flows for the foreseeable future. Although our revenues have grown in recent quarters, our expenses have grown even faster and we expect to increase our spending significantly as we expand our services, advertise and promote our brand, and invest in expansion of our infrastructure and sales and marketing staff. Accordingly, we will need to generate significant additional revenues, while controlling our expenses, to achieve profitability. We may not be able to do so. Our business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not continue to increase in the future. If we are unable to achieve or maintain profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of a shareholder's investment would likely decline.

OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, WHICH MAY CAUSE THE PRICE OF OUR ADSs TO DECLINE.

        We expect our quarterly results to fluctuate significantly in the future based on a variety of factors. These factors are also expected to affect our long-term performance. Some of these factors include:

        - the timing of our expansion plans in India and additional geographic markets;

        -   changes in pricing policies or our product and service offerings;

        - increases in personnel, marketing and other operating expenses to support our anticipated growth;

        - our ability to attract new users and retain existing users at reasonable costs;

        - our ability to adequately maintain, upgrade and develop our portal, our computer network and the systems that we use to process customer orders and payments;

        -   increased competition;

        - seasonality in retail sales because of the festival seasons in the Indian winter months of November through February, and extended vacations in the Indian summer months of April through June; and

        - technical difficulties, system or website downtime or Internet service disruptions.

        Due to all these factors, we expect our operating results to be volatile and difficult to predict. As a result, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that our operating results in any future quarter could be below the expectations of investors generally and any published reports or analyses of our company. In that event, the market price of our ADSs may decline, perhaps substantially.

OUR MARKETING CAMPAIGN TO ESTABLISH BRAND RECOGNITION AND LOYALTY FOR THE REDIFF.COM BRAND COULD BE UNSUCCESSFUL, WHICH COULD HARM OUR BUSINESS.

        In order to expand our customer base and increase traffic on our website, we must establish, maintain and strengthen the Rediff.com brand. We plan to increase substantially our marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic or if an increase in consumer traffic does not lead to an increase in revenues to offset our marketing expenditures, our losses will be increased or, to the extent that we are generating profits, our profits will be decreased.

        Our success in promoting and enhancing the Rediff.com brand will depend on our ability to provide high quality content, functionality and product offerings. Furthermore, our portal will be more attractive to advertisers if we have a large user base with demographic characteristics that advertisers perceive as favorable. If we fail to promote our brand successfully, increase the number of visitors to our website or maintain the quality of our advertising services, the value of the Rediff.com brand could be diminished.

WE ARE CURRENTLY EXPERIENCING A PERIOD OF RAPID GROWTH AND MAY NOT BE ABLE TO MANAGE THIS GROWTH.

        As of December 31, 2000, we had 175 employees and full-time consultants, an increase of 3% from the 169 employees and full-time consultants we had as of March 31, 2000. Furthermore, we are planning for additional employee increases which will expand our organization significantly. Our growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our managerial, operational, financial, and information systems resources. As part of this growth, we will have to:

        -   expand our current, or seek additional, office facilities;

        - implement new operational and financial systems as well as procedures and controls;

        -   control expense and seek higher cost efficiencies;

        -   train and manage our employee base; and

        - maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs.

        If we are unable to manage our growth effectively, our business could be adversely affected.

INTENSE COMPETITION IN THE INTERNET PORTAL BUSINESS COULD PREVENT US FROM ACHIEVING OR SUSTAINING PROFITABILITY.

        Our business faces significant competition from other well-established Indian online content providers, as well as numerous new entrants. We also compete with foreign online content providers as well as with traditional print and television media companies. Additionally, we are competing with other forms of advertising for advertising customers. Competition for visitors, advertisers and e-commerce partners is intense and is expected to increase significantly in the future because there are no substantial barriers to entry in our market. Furthermore, it is difficult to predict which pricing model, if any, will emerge as the industry standard. This makes it difficult to predict our future advertising rates and revenues. Our revenues could be adversely affected if we are unable to adapt to new forms of pricing for the services and products we offer. Increased competition may result in:

        -   loss of visitors and website traffic;

        -   loss of advertisers;

        -   different pricing, service or marketing decisions;

        -   reduced operating margins;

        -   loss of market share; and

        -   diminished value in our services.

BECAUSE WE LACK FULL REDUNDANCY FOR OUR TELECOMMUNICATION AND COMPUTER SYSTEMS, A SYSTEMS FAILURE COULD PREVENT US FROM OPERATING OUR BUSINESS.

        We rely on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from service providers operated by the Government of India. We have partial back-up facilities but we do not have full redundancy for all of our telecommunication and computer facilities. As a result, failure of key primary or back-up systems could lead to disruption of our services and loss of important data. This in turn could lead to a loss of users and customers and damage to our reputation. These failures, which could have a significant adverse effect on our business and results of operations, could also lead to significant negative publicity and litigation and to a decline in the market price of our ADSs. Recently, several large Internet companies have suffered highly publicized system failures which resulted in adverse reactions to their stock prices, significant negative publicity.

        We have suffered temporary service outages from time to time, which have resulted in a disruption of our services that have lasted no longer than 30 minutes. As a result of such outages, Internet users are temporarily unable to access our content, community and e-commerce offerings. Any sustained disruption will reduce the number of visitors to our website and have a material adverse impact on the number of revenues from e-commerce transactions handled through our website. Such disruptions could also reduce the number of advertisers on our site and materially affect our results of operations.

        Our computer and communications hardware is protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunication failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also significantly harm our business.

OUR BUSINESS AND GROWTH WILL BE IMPAIRED IF WE ARE UNABLE TO RETAIN OUR EXISTING KEY PERSONNEL AND HIRE ADDITIONAL SKILLED EMPLOYEES.

        We are highly dependent on the principal members of our management team. In particular, our success depends upon the continued efforts of our Chairman and Managing Director, Mr. Ajit Balakrishnan. Substantially all of our employees are located in India, and each may voluntarily terminate his or her employment with us. Our planned activities will require additional expertise in the sales and marketing and other areas. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain existing personnel or identify, hire and successfully integrate additional qualified personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could impair the growth of our business.

WE ARE HIGHLY DEPENDENT ON OUR AGREEMENTS WITH THIRD PARTIES TO PROVIDE PRODUCTS AND SERVICES TO OUR CUSTOMERS AND ANY TERMINATION OF THESE RELATIONSHIPS COULD HARM OUR BUSINESS.

        We rely on our relationships with third parties to provide high quality products and services to our e-commerce customers. Currently, most of our e-commerce product manufacturers and vendors that we have agreements with do not provide their products and services to our competitors. However, because these agreements are not exclusive, our competitors may offer the same or similar products and services we do. Although we generally enter into agreements with more than one vendor or manufacturer for a specific product category, not all of these vendors and manufacturers can supply the same or similar products. Factors such as brand name, quality and supply can affect our ability to obtain and sell e-commerce products. We also rely on our agreements with third parties to provide us with online credit card transactions processing, courier delivery services and C.O.D. transaction services for our e-commerce customers. Currently, there is a very limited number of third party credit card transaction processing companies and couriers in India. Although we seek to establish relationships with additional suppliers of these services, any unexpectedly terminated agreements with these will significantly impair our e-commerce offerings and our ability to generate revenues from e-commerce.

        We also rely on third-party content providers to develop our content. However, these content providers may also make their content available to our competitors. Because most of these relationships are not exclusive, our competitors could use the same content we do. Although we constantly attempt to determine what content, features and functionality our users want, other competitors may present the same or similar content in a superior manner and thereby decrease our visitor traffic. Such a decrease in traffic could reduce our advertising and e-commerce revenues and have a material adverse effect on our business.

OUR FUTURE ACQUISITIONS, INVESTMENTS, STRATEGIC PARTNERSHIPS OR OTHER VENTURES, EVEN IF COMPLETED ON FAVORABLE TERMS, MAY STRAIN OUR MANAGERIAL, OPERATIONAL AND FINANCIAL RESOURCES.

        We may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. From time to time we have had discussions and negotiations with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. If we acquire another company, we could have difficulty in assimilating that company's personnel, operations, third party relationships, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities would dilute the ownership interests of the owners of our equity shares and ADSs. Incurrence of additional indebtedness could increase our interest expenses and cost of capital. As of the date of this prospectus, we have no agreement to enter into any material investment or acquisition transaction. The Reserve Bank of India and, in certain cases, the Government of India must approve under the Foreign Exchange Regulation Act, 1973, any acquisition by our company of any company organized outside of India. We cannot assure you that any required approval from the Government of India, the Reserve Bank of India or any other government agency can be obtained.

FAILURE TO MEET MERCHANDISING, INVENTORY MANAGEMENT AND ORDER FULFILLMENT OBLIGATIONS FOR OUR E-COMMERCE BUSINESS COULD RESULT IN DISRUPTION OF OUR OPERATIONS.

        We handle merchandising, inventory management and order fulfillment for our e-commerce business. Our failure to perform these functions efficiently and in a timely manner could result in the disruption of operations, including shipment delays. This in turn could lead to a loss of customers and damage to our reputation, which may cause the price of our ADSs to decline.

A SMALL GROUP OF OUR EXISTING SHAREHOLDERS CONTROLS OUR COMPANY AND MAY HAVE INTERESTS WHICH CONFLICT WITH THOSE OF OUR OTHER SHAREHOLDERS OR OWNERS OF OUR ADSs.

        Our eight largest shareholders beneficially own an aggregate of approximately 75.56% of our equity shares. As a result, such shareholders acting collectively are able to exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items which require approval by a special resolution. If a special resolution is required, approval requires the number of votes cast in favor of the resolution to be not less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

        -   altering our Articles of Association;

        - issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

        -   commencing any new line of business; and

        -   commencing a liquidation.

        The interests of this group may differ from our other shareholders or owners of our ADSs and could result in a delay or prevention of a change in control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the owners of our ADSs, or in the best interest of our company.


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


THE LAWS OF INDIA DO NOT PROTECT INTELLECTUAL PROPERTY RIGHTS TO THE SAME EXTENT AS THOSE OF THE UNITED STATES, AND WE MAY BE UNSUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD LEAD TO A REDUCTION IN OUR REVENUES AND AN INCREASE IN OUR EXPENSES.

        Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

        Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not protect service marks. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

        We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our website or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

WE DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

        We do not anticipate paying cash dividends to the owners of our equity shares or ADSs in the foreseeable future. Accordingly, investors must rely on sales of their equity shares or ADSs, which may increase or decrease in value, as the only way to realize cash from their investment. Investors seeking cash dividends should not purchase our ADSs.

                          RISKS RELATED TO THE INTERNET

WE MAY BE LIABLE TO THIRD PARTIES FOR INFORMATION RETRIEVED FROM OUR WEBSITE.

        We may be subject to claims for defamation, negligence, copyright, or trademark infringement, personal injury or other legal theories relating to the information we publish on our website. The laws in India and the United States relating to the liability of companies which provide online services, like ours, for activities of their users are currently unsettled. Claims have been made against Internet portal companies like ours in the past. We could be subject to similar claims and incur significant costs in their defense. In addition, we could be exposed to liability for the selection of listings that may be accessible through our portal or through content and materials that we


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

develop or that our users may post in message boards, chat rooms, or other interactive services. It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information. We offer Internet-based e-mail services, which expose us to potential liabilities or claims resulting from:

        -   unsolicited e-mail;

        -   lost or misdirected e-mail;

        -   illegal or fraudulent use of e-mail; and

        -   interruptions or delays in e-mail service.

        Investigating and defending these claims is expensive, even if they do not result in liability. We could also become liable if confidential information is disclosed inappropriately. Others could also sue us for the content and services that are accessible from our website through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on such liabilities under Indian law. Further, our business is based on establishing the Rediff.com portal as a trustworthy and dependable provider of content and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

WE MAY BE LIABLE TO THIRD PARTIES FOR THE PRODUCTS WE SELL THROUGH E-COMMERCE.

        Consumers may sue us if any of the products or services that we offer are defective, fail to perform properly or injure the user. To date, we have very limited experience in the sale of products through our e-commerce business and the development of relationships with manufacturers or suppliers of such products. Although our agreements with manufacturers and distributors typically contain provisions intended to limit our exposure to liability claims, these limitations may not prevent all potential claims. We currently accept full responsibility for any loss, damage or inconsistency in quality of the products offered through our e-commerce business. Liability claims could require us to spend a considerable amount of resources, time and money in litigation and to pay any significant damages. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

        Currently we do not collect any sales taxes on the products sold through our website. However, we may be required to collect such taxes in the future. The Government of India may impose sanctions against us for failure to collect sales taxes on products sold by us through our website. This may materially adversely affect our business, financial condition and operations.

        In addition, the laws relating to the sale of goods through e-commerce are not fully developed. The various laws and regulations that cover online sales of products and their interpretation involve a significant degree of uncertainty. For example, we may have to register our business under various laws relating to the sale of goods. Our business, financial condition and operations would be materially affected if we would be required to obtain the necessary registrations.

COMPUTER VIRUSES MAY CAUSE OUR SYSTEMS TO INCUR DELAYS OR INTERRUPTIONS AND MAY ADVERSELY AFFECT OUR ABILITY TO PROVIDE OUR SERVICES ONLINE.

        Computer viruses may cause our systems to incur delays or other interruptions. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation and brand could be materially damaged and our visitor traffic and advertising customers may decrease.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risks."

                          PART II -- OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

        The company is not currently a party to any material legal proceedings.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

        The effective date of our registration statement, filed on Form F-1 under the Securities Act of 1933 (File No. 333-37376) relating to the initial public offering of our American Depositary Shares, or ADSs, was June 13, 2000. We sold a total of 5,290,000 ADSs, representing 2,645,000 equity shares, to an underwriting syndicate (including the underwriters' overallotment option of 690,000 ADSs representing 345,000 equity shares). The managing underwriters were Goldman, Sachs & Co., Credit Suisse First Boston, and Robert Fleming Inc. The initial public offering commenced and was completed on June 14, 2000, at an initial offering price of US$12.00 per ADS. We received US$56.8 million in net proceeds from the offering.

        As of December 31, 2000, US$2,352,992 from the net proceeds of our ADS offering in June 2000, were invested in equity participation in two internet companies. The balance of the initial public offering proceeds remain as cash and cash equivalents in banks and we are earning interest at preferred rates. These deposits are withdrawable on demand. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

ITEM 3. DEFAULT UPON SENIOR SECURITIES

        None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

        The Company held its Extra Ordinary General Meeting ("EGM") on December 21, 2000.

        Below is a brief description of the matters voted upon at the EGM of the Company held on December 21, 2000, along with the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter. The shareholders on record and all Registered Holders of the American Depositary Shares (the "ADSs") on a record date determined by the Depositary were notified regarding the matters to be voted upon at the meeting. A notice to the shareholders containing the business transactions and the matters voted upon during the EGM were filed with the SEC as an Exhibit to Form 6-K on December 7, 2000.

                                                                           Votes           Votes
Matters Put to a Vote                                     Votes For *     Against*      Abstaining*
---------------------                                     -----------     --------      -----------
1. To authorize the Board of Director on behalf of the         6             -               8
Company to issue 625,000 ADSs and 312,500 equity shares
underlying such ADSs in accordance with the provision
of Section 81 of the Companies Act, 1956, to the
shareholders, employees, and Directors of
thinkIndia.com, Inc.

*  NOTE :

         Under the Indian Companies Act, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. Under the Articles of the Company a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

        Under the Indian Companies Act and as per the Articles of the Company, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid-up capital of the Company.

        The votes represent the number of votes in a show of hands. No poll was demanded during the EGM.

ITEM 5. OTHER INFORMATION

        On October 26, 2000, we entered into an Agreement and Plan of Reorganization with thinkIndia.com, Inc., or thinkIndia, a privately held, U.S.-based portal focusing on Indians worldwide. Pursuant to the terms of the agreement, at the time of closing we will issue an aggregate of 625,000 ADSs to the stockholders of thinkIndia, and assume thinkIndia's outstanding options; and thinkIndia will become our wholly-owned subsidiary. The transaction will be accounted for under the purchase method, and will result in the creation of goodwill and/or intangible assets. The goodwill and the intangible assets will be amortized over the expected periods of their benefit. The terms of the agreement are currently being renegotiated.


ITEM 6. EXHIBITS AND REPORTS OF FORM 8-K

        (a) The Exhibit Index attached hereto is incorporated by reference to this item.

        (b) On December 7, 2000 we filed a report on Form 6-K with our Proxy Information Statement to Holders of American Depositary Shares, our Proxy Information Statement to Holders of Equity Shares, our Proxy Card for ADS Shareholders, and our Proxy Card for Equity Shareholders.

        On January 17, 2001, we filed a report on Form 6-K to report our earnings press release for the quarter ended December 31, 2000.

                                  EXHIBIT INDEX

   EXHIBIT
   NUMBER                        DESCRIPTION OF DOCUMENT
   -------         -------------------------------------------------
                   None

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 13, 2001                 REDIFF.COM INDIA LIMITED

                                          By: /s/ Rajiv Warrier
                                              ----------------------------------
                                              Rajiv Warrier
                                              Chief Financial Officer